SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 14 May 2004

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Completion of Sale dated 5 May 2004

Exhibit 99.1

INTERCONTINENTAL HOTELS GROUP ANNOUNCES SALE OF
INTERCONTINENTAL CENTRAL PARK SOUTH, NEW YORK

(LONDON. 5 May 2004)    InterContinental Hotels Group PLC ("IHG") announces the completion of the sale of the InterContinental Central Park South in New York to Anbau Enterprises Inc. for $63.5 million in cash. The sale of the leasehold property completed on Friday 30 April and net proceeds slightly exceed the book value of the property.

InterContinental Hotels Group continues to be well represented in New York's midtown by the InterContinental The Barclay along with some 36 other properties in New York and the surrounding areas.

-ends-

For further information:

Dee Cayhill, Corporate Affairs	+44 (0) 1753 410 423
Gavin Flynn, Investor Relations	+44 (0) 1753 410 238

Note to editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's most global hotel company and the largest by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 535,000 guest rooms in nearly 100 countries and territories around the world (www.ichotelsgroup.com). The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn ® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, and Hotel Indigo®, and also has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and reservations capability on the Internet - www.intercontinental.com for InterContinental Hotels & Resorts, www.crowneplaza.com for Crowne Plaza Hotels & Resorts, www.holiday-inn.com for Holiday Inn hotels, www.hiexpress.com for Holiday Inn Express hotels, www.staybridge.com for Staybridge Suites by Holiday Inn hotels, and www.candlewoodsuites.com for Candlewood Suites, and for the Group's rewards programme, www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.pressoffice.ihgplc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	14 May 2004